                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                  SCHEDULE 13G
                                 (RULE 13d-102)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULES 13d-1(b) (c) AND (d) AND AMENDMENTS THERETO FILED
                              PURSUANT TO 13d-2(b)
                              (AMENDMENT NO. 1)(1)


                           RADIANT ENERGY CORPORATION
                           --------------------------
                                (Name of Issuer)


                                  COMMON STOCK
                         ------------------------------
                         (Title of Class of Securities)


                                     74 993T
                                 --------------
                                 (CUSIP Number)


                                 APRIL 20, 2001
                                 --------------
             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

                  |_|      Rule 13d-1(b)
                  |X|      Rule 13d-1(c)
                  |_|      Rule 13d-1(d)


-------------------
(1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, SEE the NOTES).

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----------------                                               -----------------
CUSIP NO 74 993T                     13G                       Page 2 of 8 Pages
----------------                                               -----------------

--------- ----------------------------------------------------------------------
   1      NAME OF REPORTING PERSON:
                   BOEING CAPITAL SERVICES CORPORATION
          I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY):
--------- ----------------------------------------------------------------------
   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                          (a) |_|  (b) |X|
--------- ----------------------------------------------------------------------
   3      SEC USE ONLY

--------- ----------------------------------------------------------------------
   4      CITIZENSHIP OR PLACE OF ORGANIZATION
                   DELAWARE
--------- ----------------------------------------------------------------------
         NUMBER                  SOLE VOTING POWER
           OF               5             0
         SHARES           ------ -----------------------------------------------
      BENEFICIALLY               SHARED VOTING POWER
      OWNED BY EACH         6         3,062,034
        REPORTING         ------ -----------------------------------------------
         PERSON                  SOLE DISPOSITIVE POWER
          WITH              7             0
                          ------ -----------------------------------------------
                                 SHARED DISPOSITIVE POWER
                            8         3,062,034
--------- ----------------------------------------------------------------------
   9      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                   3,062,034
--------- ----------------------------------------------------------------------
   10     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
          CERTAIN SHARES*                                     |_|
--------- ----------------------------------------------------------------------
   11     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
                   19.9%
--------- ----------------------------------------------------------------------
   12     TYPE OF REPORTING PERSON*
                   CO
--------- ----------------------------------------------------------------------

                     * SEE INSTRUCTIONS BEFORE FILLING OUT!


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----------------                                               -----------------
CUSIP NO 74 993T                     13G                       Page 3 of 8 Pages
----------------                                               -----------------

--------- ----------------------------------------------------------------------
   1      NAME OF REPORTING PERSON:
                   MCDONNELL DOUGLAS CORPORATION
          I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY):

--------- ----------------------------------------------------------------------
   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                           (a) |_|  (b) |X|
--------- ----------------------------------------------------------------------
   3      SEC USE ONLY

--------- ----------------------------------------------------------------------
   4      CITIZENSHIP OR PLACE OF ORGANIZATION
                   MARYLAND
--------- ----------------------------------------------------------------------
         NUMBER                  SOLE VOTING POWER
           OF               5             0
         SHARES           ------ -----------------------------------------------
      BENEFICIALLY               SHARED VOTING POWER
      OWNED BY EACH         6         3,062,034
        REPORTING         ------ -----------------------------------------------
         PERSON                  SOLE DISPOSITIVE POWER
          WITH              7             0
                          ------ -----------------------------------------------
                                 SHARED DISPOSITIVE POWER
                            8         3,062,034
--------- ----------------------------------------------------------------------
   9      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                   3,062,034
--------- ----------------------------------------------------------------------
   10     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
          CERTAIN SHARES*                                     |_|
--------- ----------------------------------------------------------------------
   11     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
                   19.9%
--------- ----------------------------------------------------------------------
   12     TYPE OF REPORTING PERSON*
                   CO
--------- ----------------------------------------------------------------------

                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

----------------                                               -----------------
CUSIP NO 74 993T                     13G                       Page 4 of 8 Pages
----------------                                               -----------------

--------- ----------------------------------------------------------------------
   1      NAME OF REPORTING PERSON:
                   THE BOEING COMPANY
          I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY):

--------- ----------------------------------------------------------------------
   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                          (a) |_|  (b) |X|
--------- ----------------------------------------------------------------------
   3      SEC USE ONLY

--------- ----------------------------------------------------------------------
   4      CITIZENSHIP OR PLACE OF ORGANIZATION
                   DELAWARE
--------- ----------------------------------------------------------------------
         NUMBER                  SOLE VOTING POWER
           OF               5             0
         SHARES           ------ -----------------------------------------------
      BENEFICIALLY               SHARED VOTING POWER
      OWNED BY EACH         6         3,062,034
        REPORTING         ------ -----------------------------------------------
         PERSON                  SOLE DISPOSITIVE POWER
          WITH              7             0
                          ------ -----------------------------------------------
                                 SHARED DISPOSITIVE POWER
                            8         3,062,034
--------- ----------------------------------------------------------------------
   9      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                   3,062,034
--------- ----------------------------------------------------------------------
   10     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
          CERTAIN SHARES*                                     |_|
--------- ----------------------------------------------------------------------
   11     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
                   19.9%
--------- ----------------------------------------------------------------------
   12     TYPE OF REPORTING PERSON*
                   CO
--------- ----------------------------------------------------------------------

                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

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----------------                                               -----------------
CUSIP NO 74 993T                     13G                       Page 5 of 8 Pages
----------------                                               -----------------


ITEM 1(a).  NAME OF ISSUER:

            Radiant Energy Corporation ("Radiant")

ITEM 1(b).  ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

            40 Centre Drive
            Orchard Park, NY  14127

ITEM 2(a).  NAME OF PERSON FILING:

            This Amendment to Schedule 13G is being filed on behalf of The Boeing Company ("Boeing"), its wholly owned subsidiary McDonnell Douglas Corporation ("MDC") and MDC's wholly owned subsidiary, Boeing Capital Services Corporation ("BCSC"). Boeing, MDC and BCSC are sometimes referred to herein collectively as the "Reporting Persons." An agreement among the Reporting Persons with respect to the filing of this Amendment to Schedule 13G is attached hereto as Exhibit 1.

ITEM 2(b).  ADDRESS OF PRINCIPAL BUSINESS OFFICE:

            The principal business address of Boeing is 7755 E. Marginal South, Seattle, WA 98108. The principal business address of MDC is P.O. Box 516, St. Louis, MO 63166. The principal business address of BCSC is 500 Naches Blvd., S.W., 3rd Floor, Renton, WA 98055.

ITEM 2(c).  CITIZENSHIP:

            Boeing and BCSC are Delaware corporations. MDC is a Maryland corporation.

ITEM 2(d).  TITLE OF CLASS OF SECURITIES:

            Common Stock

ITEM 2(e).  CUSIP NUMBER:

            74 993T

ITEM 3.     IF THIS STATEMENT IS FILED PURSUANT TO RULE 13d-1(b), OR 13d-2(b) OR
            (c) CHECK WHETHER THE PERSON FILING IS: ONE OF THE FOLLOWING

            Not applicable as this Amendment to Schedule 13G is filed pursuant to Rule 13d 1(c).

ITEM 4.     OWNERSHIP:

            The responses of the Reporting Persons to Rows 5 through 11 on the cover pages (pages 2 - 4) of this Amendment to Schedule 13G are incorporated by reference herein. The number of shares reported includes shares issuable upon the exercise of options to acquire 145,486 shares of common stock and warrants to purchase 116,629 shares of common stock that may exercised

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----------------                                               -----------------
CUSIP NO 74 993T                     13G                       Page 6 of 8 Pages
----------------                                               -----------------

only upon, and to the extent of, the issuance of additional shares of common stock to third parties in order to maintain the Reporting Persons' percentage ownership in Radiant. However, none of Boeing or MDC directly own any shares of common stock of Radiant. Boeing and MDC may be deemed to beneficially own the shares of common stock of Radiant beneficially owned by BCSC because of the parent-subsidiary relationship among Boeing, MDC and BCSC. Boeing and MDC disclaim such ownership, and neither the filing of this Amendment to Schedule 13G or any further amendment hereto, nor anything contained herein is intended as, or should be construed as, an admission that Boeing or MDC is the "beneficial owner" of any shares of Radiant's common stock.

ITEM 5.     OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS:

            If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities check the following. |_|

ITEM 6.     OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON:

            Not applicable.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY:

            Not applicable.

ITEM 8.     IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF A GROUP:

            Not applicable.

ITEM 9.     NOTICE OF DISSOLUTION OF GROUP:

            Not applicable.



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----------------                                               -----------------
CUSIP NO 74 993T                     13G                       Page 7 of 8 Pages
----------------                                               -----------------

ITEM 10.    CERTIFICATION

            By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:      April 25, 2001


                  BOEING CAPITAL SERVICES CORPORATION


                  By:      /s/ JOHN F. ROSENTHAL
                           -----------------------------------
                           Name: John F. Rosenthal
                           Title: Treasurer


                  MCDONNELL DOUGLAS CORPORATION


                  By:      /s/ DOUGLAS G. BAIN
                           -----------------------------------
                           Name: Douglas G. Bain
                           Title: Senior Vice President
                                  and General Counsel


                  THE BOEING COMPANY


                  By:      /s/ JAMES C. JOHNSON
                           -----------------------------------
                           Name: James C. Johnson
                           Title: Vice President, Assistant General Counsel
                                  and Corporate Secretary

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----------------                                               -----------------
CUSIP NO 74 993T                     13G                       Page 8 of 8 Pages
----------------                                               -----------------

                             JOINT FILING AGREEMENT

This will confirm the agreement by and among all of the undersigned that the Amendment to Schedule 13G filed on or about this date and any further amendments thereto with respect to the beneficial ownership by the undersigned of shares of the common stock of Radiant Energy Corporation is being filed on behalf of each of the undersigned in accordance with Rule 13d-1(k)(1) under the Securities Exchange Act of 1934. This agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

Dated:   April 25, 2001



                  BOEING CAPITAL SERVICES CORPORATION


                  By:      /s/ JOHN F. ROSENTHAL
                           -----------------------------------
                           Name: John F. Rosenthal
                           Title: Treasurer


                  MCDONNELL DOUGLAS CORPORATION


                  By:      /s/ DOUGLAS G. BAIN
                           -----------------------------------
                           Name: Douglas G. Bain
                           Title: Senior Vice President
                                  and General Counsel


                  THE BOEING COMPANY


                  By:      /s/ JAMES C. JOHNSON
                           -----------------------------------
                           Name: James C. Johnson
                           Title: Vice President, Assistan General Counsel
                                  and Corporate Secretary